Exhibit 99.23

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Red Lake Project Assays Indicate Continuity Between
Gold Zones 88-4 and 88-4 Extension, and New Gold Targets

October 6, 2009, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report the receipt of assays for the 2009 diamond drilling programme at its Dixie Lake Property ( the “Property”) in the Red Lake gold district of Ontario, and that findings indicate continuity between gold zones 88-4 and 88-4 Extension, and the existence of additional priority targets outside of the historic 88-4 Zone.

The drill programme was designed to test mineralization intersected from previous drilling, specifically, extensions to and infil of, the 88-4 Zone, continuity between the 88-4 Zone and the 88-4 extension, and the more recently discovered NS Zone. The Property, located just 16 miles south of Goldcorp’s Red Lake Mine is considered highly prospective for high-grade, narrow vein gold typical of the Red Lake gold district.

“Our objectives this season were to more narrowly define our Dixie Lake targets, target additional gold on the NS Zone, and determine continuity of mineralized zones like 88-4, which previously assayed 3.147 g/T Au over 9.94 metres from 67.9 to 77.85 metres, and 6.89 g/T over 4.68 metres from 124.36 to 129.05," says Grandview President and CEO Paul Sarjeant. "And on the so-called 88-4 ‘Extension’ which we now consider contiguous, previous assays include 5.85 g/T au over 4.5 metres from 181.7 to 186.2 metres. The zone correlates with the deeper mineralization intersected in DC-01-07, 1.56 g/T Au over 13.13 metres, and indicates that mineralization within the extension of the 88-4 Zone is continuous vertically.”

Significant Results: Dixie Lake Project; NS Zone, 88-4 Zone & 88-4 extension

Hole No.	From (m)	To (m)	Length (m)	g/T	Comments
DL-09-01	138.1	138.6	0.5	16.32	NS Zone

DL-09-02	135.6	138.0	2.4	1.99	NS Zone quartz vein

DL-09-02	148.2	149.6	2.3	2.85	NS Zone quartz vein

DL-09-03	26.1	30.5	4.4	2.17	88-4 East end
including	29.5	30.5	1.0	4.79

DL-09-03	178.8	180.2	1.4	5.35	Quartz vein, NS Zone at depth?

DL-09-05	91.2	99.3	8.1	2.08	88-4 Zone
including	96.6	97.7	1.1	3.58
including	97.6	99.3	1.7	2.28

DL-09-06	228.4	233.6	5.2	2.01	Between 88-4 & 88-4 Extension
including	230.3	231.8	1.5	3.52

In general, gold intersections returned from the drilling reflected successful intersections of the high grade quartz vein set in the NS Zone. Holes DL-09-01, and DL-09-02 intersected auriferous massive quartz veining that is considered to be the same as that intersected from previous drill programmes (2007-2008). The results indicate continuity of the vein set.

Grandview Vice President Exploration Toby Hughes comments, “Arguably, the same quartz vein set was also intersected in DDH DL-09-03, collared some 60 metres north west. Based on a west north-west strike & sub-vertical dip to the vein set, the massive quartz veining intersected therein would be intersected at the depth recorded from drilling (c. 180 metres). If so, the potential for additional gold would increase significantly upon additional drilling.”

The gold mineralization on 88-4 Zone and the NS Zone remain open at depth, both down-dip and down-plunge. Additional targets outside of the historic 88-4 Zone are indicated by highly anomalous precious & base metal values (Cu-Zn-Ni), obtained from past geochemical sampling, associated with the emplacement of an intrusion East of the historic drilling. These have not been drill tested & are considered priority targets.

“Overall, we are very pleased by the results of the 2009 programme,” says Sarjeant. “Previous core results coupled with the latest assays suggest the NS Zone has greater continuity and we will need to evaluate our next steps. We believe this target represents the more typical, high-grade, narrow vein gold system associated with producing Red Lake gold district mines. The 88-4 Zone continues to return intercepts consistent with historical results and our drilling has confirmed the zone remains open to further exploration.”

About the Property
Grandview has an option agreement with Fronteer Development Group and has earned a 64% interest in the 1,664 hectare Dixie Lake property located 16 miles south of Goldcorp’s Red Lake Mine. The Property has an established gold resource (Teck, 1989), calculating a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold over 2.83m (from DL89-09) at depths of less than 50m. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon.

About the Red Lake Gold District
The Red Lake Gold Mining District in northwestern Ontario is to Canada what the Witwatersrand District is to South Africa - the most prolific gold producing region in the entire country. Since the mid-1960's The Red Lake District has yielded over 30-million ounces of and is home to Goldcorp's Red Lake and Campbell Mines.

Despite Red Lake's long history, the most prolific discovery was made just a dozen years ago. Dickenson Mines Ltd. had been successfully operating the Arthur White Mine in the region since 1948 and was acquired by Goldcorp in 1989. After applying advanced science and contemporary perspective to the former Arthur White Mine site and surrounding area, and implementing an impressive exploration program, Goldcorp made one of the highest grade gold discoveries in the world, averaging 9.08 ounces of gold over 7.5 feet on nine drill holes.

About Grandview
Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, and, in developing low-cost production, cash-flowing gold projects in politically stable environments abroad. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, contact Paul Sarjeant at 416.486.3444 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc.'s operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc.'s control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.